Exhibit 99.1

ASX Market Announcement

Global launch of geneType™ on wholly owned EasyDNA platform

Melbourne Australia, August 15, 2024: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”, “GTG”), a global leader in genomics-based tests in health, wellness and serious disease and the parent company of geneType™, is pleased to announce the global launch of the geneType™ Risk Assessment portfolio on our wholly owned EasyDNA platform currently selling in 42 countries.

The company is positioned to launch the geneType™ personalized risk tests on the EasyDNA platform with the potential to reach 42 countries and significantly expand on the current A$7.5m annual revenues.

This expansion allows the company to promote and sell our most powerful geneType™ innovation on our most profitable channel to realise more than 70% gross margin. This key step change in conjunction with the company structural reset will reduce our cash burn to under A$200k per month from the previous A$800k driving the company towards its profitability target.

The availability of geneType™ on EasyDNA’s consumer platform will accelerate global access. In the US, building on the successful Influencer campaigns and Stayhealthy® initiatives, the Company believes this is the right time to add geneType™ to the EasyDNA marketplace. The company has built a streamlined online process for both clinicians and consumers with our partners, Nest Genomics, DNA Nexus, DNA Visit, Gene By Gene and Fabric Genomics.

Aligned in our mission to transform the approach to population healthcare on a personalised basis, these partnerships support a telehealth-enabled access to clinical testing. The placement of the geneType™ consumer-initiated pipeline on the EasyDNA platform will increase the visibility and reach of the product line, while maintaining the required clinical oversight.

This pipeline enables a uniform operational workflow regardless of specimen origin. All laboratory processing of samples will be carried out through GTG’s laboratory partner Gene By Gene. Data analysis, a critical element of GTG’s intellectual property and accreditation status, will remain in our Australian-based laboratory utilizing the Company’s cloud-based algorithms allowing GTG to process data in local environments according to local data regulations by country.

The new initiative launched in July is designed to streamline completion of the clinical questionnaire and the communication of results. GTG has implemented a “user-friendly” consumer interface with Nest Genomics. Nest Genomics are experts in the field of genetic-based, patient-facing communication enabling GTG to harness their ability to support the post-test continuum of care. GTG has not only built a test that empowers consumers to understand their risk of serious disease but has built a pipeline that enables consumers to act on that disease risk by facilitating communication with their healthcare providers. This pipeline will now be made available on the EasyDNA platform for increased consumer and practitioner access.

The UK market has demonstrated a proven appetite and strong interest in genetic testing. GTG believes this initiative will resonate well in this market given much of the data that drove the initial development of geneType™ is based on the unique UK biobank. In Australia, as in the US, tests will be available via the EasyDNA platform and local medical providers using telehealth appointments and in-person engagement with consumers.

The combination of genetics and clinical risk covers both nature and nurture and provides a truly comprehensive view of an individual’s personal risk of serious disease. Our geneType patent portfolio with over $50m invested to date creates a moat in these areas as the market is expected to grow exponentially in the near term.

The EasyDNA business founded some 17 years ago is a leading name in the consumer health and wellness markets. Its product range includes paternity testing, animal health, general consumer health and wellness across over 42 countries with the initial focus on English language markets.

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Authorised for release by the Board of Directors.

For inquiries, contact:

Peter Rubinstein

E: investors@genetype.com

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company. A global leader in genomics-based tests in health, wellness and serious disease through its geneType™ and EasyDNA brands. GTG offers cancer predictive testing and assessment tools to help physicians to improve health outcomes for people around the world. The company has a proprietary risk stratification platform that has been developed over the past decade and integrates clinical and genetic risk to deliver actionable outcomes to physicians and individuals. Leading the world in risk prediction in oncology, cardiovascular and metabolic diseases, Genetic Technologies continues to develop risk assessment products. For more information, please visit www.genetype.com

About EasyDNA

EasyDNA is an online provider of genetic testing services established in 2007 and developed into an online network of over 70 websites in over 42 countries. EasyDNA’s network of online retail sales platforms offers fast and affordable home DNA testing that is reliable and confidential. They also offer a number of lifestyle and health and wellbeing tests, and animal testing relating to allergies and tolerances. EasyDNA is a pioneering provider of genetic testing services, dedicated to delivering accurate and confidential results to individuals and organizations worldwide.

Forward Looking Statements

This announcement may contain forward-looking statements about the Company’s expectations, beliefs or intentions regarding, among other things, statements regarding the expected use of proceeds. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by the Company with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of the Company’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. As forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause the Company’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause the Company’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements as detailed in the Company’s filings with the Securities and Exchange Commission and in its periodic filings with the ASX in Australia and the risks and risk factors included therein. In addition, the Company operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. The Company does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.